OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Orion HealthCorp, Inc.
(Name of Issuer)
Class A Common Stock, $.001 par value
(Title of Class of Securities)
68627W109
(CUSIP Number)
Leslie A. Drockton, Benesch, Friedlander, Coplan & Aronoff LLP, 2300 BP Tower,
Cleveland, Ohio 44114, (216) 363-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	68627W109	Page	2	of	5 pages

1	NAMES OF REPORTING PERSONS: Tommy M. Smith

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,633,363

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		none

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,633,363

WITH	10	SHARED DISPOSITIVE POWER:

none

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	On an as converted, fully-diluted basis.

     Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) should be read in conjunction with the Schedule 13D dated December 15, 2004 as filed with the Securities and Exchange Commission by Tommy M. Smith. This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below.
     This Schedule 13D relates to the Class A Common Stock, par value $.001 per share (the “Class A Common Stock”), of Orion HealthCorp, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 1805 Old Alabama Road, Suite 350, Roswell, Georgia, 30076.
     Item 4. Purpose of Transaction.
Background.
     On December 15, 2004, Orion HealthCorp, Inc. (formerly SurgiCare, Inc.) (the “Company”) consummated a restructuring which included issuances of new equity securities for cash and contribution of outstanding debt, the acquisition of three new businesses and the restructuring of its debt facilities (the “Restructuring Transaction”). In connection with the Restructuring Transaction, Mr. Smith was issued 636,607 shares of Class C Common Stock.
     During the period commencing on January 1, 2005 through December 31, 2005, Mr. Smith converted 55,827 shares of the Class C Common Stock held by him into 266,857 shares of Class A Common Stock at various times and at various conversion rates pursuant to the terms of the Class C Common Stock.
     In addition, on June 17, 2005, Mr. Smith was issued options to purchase 150,000 shares of the Company’s Class A Common Stock, at an exercise price of $.84 a share. These options

3

vest in 1/4 increments on an annual basis commencing on the first anniversary of the date of grant, June 17, 2006, and expire on June 17, 2015.
     In addition, on May 9, 2006, an additional 128,580 shares of the Company’s Class A Common Stock were issued to Tommy M. Smith in connection with a purchase price adjustment from the merger of Dennis Cain Physician Solutions, Ltd. and MBS into the Company in December 2004 as part of the Restructuring Transaction.
Current Transactions.
     On December 1, 2006, in connection with closing of certain acquisitions and the private placement disclosed in the Company’s Current Report on Form 8-K filed with the SEC on December 7, 2006, Mr. Smith converted all of his remaining 580,780 shares of Class C Common Stock into 8,087,926 shares of Class A Common Stock. The Class C Common Stock was converted on an approximately 13.923937 to 1 basis.
     Item 5. Interest in Securities of the Issuer.
     (a) Items 7 through 11 and 13 of the cover page of this Schedule 13D which relate to the ownership of Class A Common Stock by Mr. Smith are hereby incorporated by reference in this response.
     As of December 1, 2006, Mr. Smith owned 8,483,363 shares of Class A Common Stock, and has options to acquire an additional 150,000 shares (37,500 of which are currently exercisable), constituting approximately 6.4% of the outstanding shares of Class A Common Stock, on an as converted, fully-diluted basis. This is based on 134,507,820 shares of Class A Common Stock being issued and outstanding as of December 1, 2006, on an as converted, fully-diluted basis.

4

     (b) Items 7 through 10 of the cover page of this Schedule 13D which relate to Mr. Smith’s voting and dispositive power with respect to the shares of the Class A Common Stock which he beneficially owns are hereby incorporated by reference in this response.
     (c) No transactions were effected during the last sixty days by Mr. Smith, except as disclosed in Item 4 above.
     (d) Not applicable.
     (e) Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2006	/s/ Tommy M. Smith

TOMMY M. SMITH

5